BUILD FUNDS TRUST

3608 West Truman Blvd., Suite 200

Jefferson City, MO 65109

January 3, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

RE: Rule 17g-1 Fidelity Bond Filing Information with Respect to Period Covering January 6, 2025 to January 6, 2026 for Build Funds Trust.

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the Build Funds Trust (the "Trust"):

a) A copy of the Trust's executed Fidelity Bond issued by Chubb Insurance Company ("Fidelity Bond"), is enclosed as **Exhibit 1;**

b) A copy of the resolution from the December 18, 2024 meeting of the Trust's Board of Trustees, at which a majority of Trustees who were not considered "interested persons" within the meaning of the 1940 Act approved the Fidelity Bond, is enclosed as **Exhibit 2;**

c) The Fidelity Bond covers the period from January 6, 2025 to January 6, 2026; and

d) The premium associated with the Fidelity Bond has been paid for the period from January 6, 2025 to January 6, 2026.

Please contact me if you have any questions or require additional information.

Very truly yours,

/s/ John Ruth

John Ruth

Trustee, Chairman, and President

Build Funds Trust

EXHIBIT 1

CHUBB®

MISSOURI
DISCLAIMER NOTICE COMMERCIAL
LINES DEREGULATION

This policy may include rates and forms which may not be filed with the Missouri Department of Commerce and Insurance.



Financial Institution Bond for Investment Companies
Quote Letter

Replacement Coverage

Contact Information

To:
Brian Houghlin

Phone:

Producer:
RSG SPECIALTY LLC

Licensed Producer Contact:
Brian Houghlin

Date:
December 23, 2024

Account Information

Applicant Name:	BUILD FUNDS TRUST
Applicant Address:	3608 W TURMAN BLVD, STE 200
	JEFFERSON CITY, MO 65109

Quote Information

Type of submission: Renewal

Product: Financial Institution Bond for Investment Companies

Policy Form: PF-52903 (08/21)

Issuing Company: Federal Insurance Company

Paper Type: Admitted

Policy Period: January 6, 2025 to January 6, 2026

Expiring Policy Number: J06119566



Cover Letter

Dear Brian,

I am pleased to offer the attached quotation for BUILD FUNDS TRUST.

Thank you for considering Westchester as your market of choice. We look forward to working with you. Should you have any questions, please do not hesitate to contact me.

Sincerely,
Jared Wenham

Summary of Quote Options

Option	Total Quoted Premium
Original	$1,521.00

Payment Plan Option

☒ Agency Bill

☒ Pre-Paid (100% in 1 payment)

Subjectivities

Westchester hereby indicates the coverage described below. However, any obligations the Insurer may have under this quotation are conditioned upon each of the following conditions having first been met.

- There are no subjectivities for this policy.



Premium Summary for Original

Aggregate Limit of Liability	Not Applicable
Premium	
Policy Premium	**$1,521.00**
Taxes, Assessment and Surcharges	
Total Taxes/Assessments/ Surcharges	$0.00
Total Quoted Premium	**$1,521.00**

Insuring Clauses

Check if Included	Insuring Clause	Single Loss Limit of Liability	Deductible Amount
☒	Employee	$525,000	$75,000
☒	On Premises	$525,000	$75,000
☒	In Transit	$525,000	$75,000
☒	Forgery or Alteration	$525,000	$75,000
☒	Extended Forgery	$525,000	$75,000
☒	Counterfeit Money	$525,000	$75,000
☒	Computer System Fraud	$525,000	$75,000
☐	Claims Expense	Not Covered	Not Covered
☒	Audit Expense	$10,000	$0
☒	Uncollectable Items of Deposit	$525,000	$75,000
☒	Voice Initiated Funds Transfer Instruction	$525,000	$75,000

The following Endorsement(s) will be added to the basic contract(s)

The titles and headings are for convenience only. Please refer to the policy and endorsements for a description of coverage.

Title	Form Number
MISSOURI AMENDATORY ENDORSEMENT	PF-51490 (02/19)



The following Basic Contract(s) are applicable for this quote

Title	Form Number
Financial Institution Bond For Investment Companies	PF-52903 (08/21)

The following Notice(s) will be added to the basic contract(s)

Title	Form Number
Important Notice	14-02-12160 (08/19)
Notice of Loss Control Services	14-02-23030 (05/18)
Chubb Producer Compensation Practices and Policies	ALL-20887a (09/19)
Trade or Economic Sanctions Notice	ALL-21101 (09/19)
Social Engineering Tips	ALL-317454 (03/21)
Notice to Our Missouri Policyholders	ALL-4X10a (08/12)
MISSOURI DISCLAIMER NOTICE COMMERCIAL LINES DEREGULATION	ALL-51220a (11/20)
Notice To Missouri Insureds	ALL-56014 (07/21)
U.S. Treasury Departments Office of Foreign Assets Control - OFAC - Advisory Notice to Policyholders	PF-17914a (04/16)
Notice to Policyholders - Questions About Your Insurance	PF-17993a (04/20)



Conditions of this Quotation

This quotation remains valid until: January 6, 2025

Please read this quotation carefully, as the limits, coverage and other terms and conditions may vary significantly from those requested in your submission and/or from the expiring policy. Terms and conditions that are not specifically mentioned in this quotation are not included. The terms and conditions of this quotation supersede the submitted insurance specifications and all prior quotes and binders. Actual coverage will be provided by and in accordance with the policy as issued.

The insurer is not bound by any statements made in the submission purporting to bind the insurer unless such statement is reflected in the policy or in an agreement signed by someone authorized to bind the insurer.

If between the date of this quotation and the proposed inception date of the Policy there is a significant adverse change in the condition of this Applicant, or an occurrence of an event, or other circumstances which could substantially change the underwriting evaluation of the Applicant, then, at the Insurer's option, this quotation may be withdrawn by written notice thereof to Applicant. The Insurer also reserves the right to modify the final terms and conditions upon review of the completed Application and any other information requested by the underwriter herein. If such material change in the risk is discovered after binding, the insurance coverage may, in the underwriter's sole discretion, be declared void ab initio ("from the beginning").

This information is intended for producers that are properly licensed and authorized in at least one of the writing companies that comprise the Chubb Group of Insurance Companies (Chubb). If you are not a licensed and authorized Chubb producer, please direct this communication to the person in your office that holds such designations and contact Chubb to update the contact information for this policy.

Note: If the Insuring Company noted above is Chubb Custom Insurance Company, Westchester Surplus Lines Insurance Company, Executive Risk Indemnity Inc. (Connecticut only) or Illinois Union Insurance Company, then this insurance is issued pursuant to the state Surplus Lines laws that the Insured is domiciled. Persons insured by Surplus Lines carriers do not have the protection of the above captioned state's Guaranty Act to the extent of any right of recovery for the obligation of an insolvent unlicensed insurer. For purposes of surplus lines compliance, we require the producer to confirm, upon the binding of this placement, the insured's "home state" as defined in the Non-admitted and Reinsurance Reform Act of 2010 (NRRA). If the state set forth in "Applicant Address" in this quote is the insured's "home state," then no action is required. However, if the insured's "home state" is other than that set forth in "Applicant Address," then you must notify us in writing prior to placement of the correct "home state" of the insured.
Any applicable taxes, surcharges or countersignature fees, etc., are in addition to the above quoted figures. Your office is responsible for making State Surplus Lines Filings and complying with all applicable laws.

Sincerely,
Jared Wenham
(470) 817-8904
Jared.Wenham@westchester.com

Chubb. Insured.℠

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as listed in this Notice. You may order any brochure by email to formsordering@chubb.com and to view our full suite of loss prevention brochures/services go to www.chubb.com/us/fl-lossprevention

Directors and Officers (D&O) Liability Loss Prevention Services

- ***Directors and Officers Liability Loss Prevention* Manuals:**
  Directors and Officers Liability Loss Preventions – #14-01-0035
  Directors and Officers Securities Litigation Loss Preventions – #14-01-0448
  Director Liability Loss Prevention in Mergers and Acquisitions – #14-01-1099
  Directors and Officers Liability Loss Prevention for Not-for-Profit- -#14-01-0036
  Cyber Loss Mitigation for Directors -#14-01-1199

Employment Practices Liability (EPL) Loss Prevention Services

- **Toll-free Hot Line**

  Have a question on how to handle an employment situation? Simply call **1.888.249.8425** to access the nationally known employment law firm of Jackson Lewis P.C. We offer customers an unlimited number of calls to the hot line at no additional charge.

- **ChubbWorks.com**
  ChubbWorks.com is a web-based platform that offers multiple services including overviews of employment laws, sample employment policies and procedures, and on-line training. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- ***Employment Practices Loss Prevention Guidelines* Manual**

  Employment Practices Loss Prevention Guidelines - #14-01-0061

- **Loss Prevention Consultant Services**

  Chubb has developed a network of more than 120 law firms, human resources consulting firms, and labor economist/statistical firms that offer specialized services for employment issues.

- **Public Company EPL Customers**

  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues faced by for-profit companies and offers proactive idea for avoiding employment lawsuits.

- **Private Company EPL Customers**
  Employment Practices Loss Prevention Guidelines – Written by Seyfarth Shaw exclusively for Chubb this manual provides an overview of key employment issues for –profit companies and offers proactive idea for avoiding employment lawsuits.

Fiduciary Liability Loss Prevention Services

- **Fiduciary Liability Loss Prevention Manual**
  Who May Sue You and Why: How to Reduce Your ERISA Risks and the Role of Fiduciary Liability Insurance #14-01-1019

Crime Loss Prevention Services

- **Crime/Kidnap, Ransom & Extortion Loss Prevention Manual**

  Preventing Fraud: How Anonymous Hotlines Can Help #14-01-1090

Cyber Security Loss Prevention Services

Visit: https://www2.chubb.com/us-en/business-insurance/cyber-security.aspx to learn more about Chubb's Cyber Services for our policyholders.

Health Care Directors and Officers (D&O) Liability Loss Prevention Services

- **Readings in Health Care Governance Manual**
  Readings in Health Care Governance -#14-01-0788

- **ChubbWorks.com**
  ChubbWorks.com for Health Care Organizations – The Health Care Zone is a free online resource containing health care specific loss prevention information for employment practices liability, directors and officers (D&O) liability, and fiduciary liability exposures. To gain immediate access to ChubbWorks go to **www.chubbworks.com** and register using your policy number.

- **Health Care D&O Loss Prevention Consultant Services**
  Health Care D& O Loss Prevention Consultant Services- #14-01-1164

The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.



CHUBB®

Notice To Missouri Insureds

This notice is provided in accordance with Bulletin 92-8 of the Missouri Department of Insurance.

Section 375.772.7(d) of the Missouri Property and Casualty Insurance Guaranty Association Act (the "Act") provides that claims covered by the Act do not include a claim by or against an insured of an insolvent insurer if that insured has a net worth of $25 million on the later of the end of the insured's most recent fiscal year or the December thirty-first of the year next preceding the date the insurer becomes an insolvent insurer; provided that an insured's net worth on such date shall be deemed to include the aggregate net worth of the insured and all of its affiliates as calculated on a consolidated basis.

Section 375.775.1 of the Act provides that the Missouri Property and Casualty Insurance Guaranty Association's obligations may be satisfied by paying to the claimant:

a. an amount not exceeding $25,000 per policy for a covered claim for the return of unearned premium; or

b. an amount not exceeding $300,000 per claim for all other covered claims.

Section 375.775.2 of the Act states that the Missouri Property and Casualty Insurance Guaranty Association will not:

a. Be obligated to an insured or claimant in excess of the limits of liability of the policy from which the claim arises; or

b. Return to the insured any unearned premium in excess of $25,000.



**Chubb Producer Compensation
Practices & Policies**

Chubb believes that policyholders should have access to information about Chubb's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.chubbproducercompensation.com or by calling the following toll-free telephone number:

1-866-512-2862.



CHUBB®

Trade or Economic Sanctions Notice

TRADE OR ECONOMIC SANCTIONS NOTICE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

CHUBB®

IMPORTANT NOTICE TO POLICYHOLDERS

Social Engineering Tips
Please read!

HAVE YOU BEEN TRICKED INTO WIRE FRAUD? TAKE IMMEDIATE ACTION!

If you believe you have transferred funds to a criminal posing as a legitimate business associate, you should act quickly:

1. Immediately contact the originating bank and **request a recall of the wire transfer** and confirm that recall in writing.
2. Immediately file a **complaint with the FBI** at www.ic3.gov. This reporting triggers the FBI's Recovery Asset Team and the FBI's assistance seeking return of the wire transfer.
3. Preserve **records of the incident**, including emails sent and received *in their original electronic state*. Correspondence and forensic information contained in these electronic files help investigators shed light on the perpetrator(s), and parties responsible for the incident.
4. Once the above steps are complete, **contact Chubb** per the instructions in your policy.

While neither recalling the wire transfer nor reporting to the FBI guarantees the return of your funds, these steps maximize the opportunity to mitigate your loss, assist the FBI in tracing the funds and help establish any insurance claim.

Simple Steps to Prevent Fraudulently Induced Wire Transfers

Email communication is efficient, but it is not a secure method of communication. Regardless of your familiarity with a contact, that contact's **email may be intercepted, altered and fabricated**. You may reduce the chances of fraud by following these best practices:

1. **Verify Email Requests by Telephone**: Require those responsible for paying invoices or changing bank routing information to verify payment details over the phone, rather than by email or documents sent electronically. Making a phone call to a known, pre-existing telephone number remains the single best protection against fraud.
2. **Segregate Wire Transfer Responsibilities**: Establish a standing policy that requires at least three people to review and approve wire transfer requests, pay an invoice or change a business partner's bank account information. Such requests should be entered by the initiator of the wire and verified by two independent signatories.
3. **Turn on MFA for Cloud Email**: Multifactor Authentication is available from all major email providers. It provides a layer of security to email accounts beyond a user's account name and password, making it harder for criminals to impersonate you, your executives and your employees.

This document is for information only. It is offered as a resource to be used together with your professional insurance advisers in maintaining a loss prevention program. No liability is assumed by reason of the information this document contains.



Notice To Our Missouri Policyholders

In accordance with Missouri Department of Insurance Regulation **20 CSR 500-4.100(7)(D),** we are required to notify you that your increased premium is partly or completely due to a change in a schedule rating factor applied to your policy during your previous policy period. You may direct any inquiry concerning your increased premium to us at 1-800-352-4462 or to your insurance producer or agent.

CHUBB®

U.S. Treasury Department's Office
Of Foreign Assets Control ("OFAC")
Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

CHUBB®

Notice to Policyholders

QUESTIONS ABOUT YOUR INSURANCE?

Answers to questions about your insurance, coverage information, or assistance in resolving complaints can be obtained by contacting:

CHUBB
Customer Support Service Department
436 Walnut Street
PO Box 1000
Philadelphia, PA 19106-3703
1-800-352-4462



MISSOURI AMENDATORY ENDORSEMENT

Named Assured BUILD FUNDS TRUST			Endorsement Number
Bond Number J06119566	Bond Period 01-06-2025 to 01-06-2026		Effective Date of Endorsement January 6, 2025
Issued By Federal Insurance Company			

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

In consideration of the premium charged, it is agreed that:

1. Section V. CONDITIONS AND LIMITATIONS is amended as follows:

    a. Paragraph a. of Subsection 9. Notice To Company – Proof – Legal Proceedings Against Company is amended by added the following to the end thereof:

    No loss will be denied for failure to submit a written notice within the required amount of time, unless this failure operates to prejudice the rights of the Company.

    b. Paragraph d. of Subsection 9. Notice To Company – Proof – Legal Proceedings Against Company is amended by deleting "twenty-four (24) months" and replacing it with "ten (10) years".

    c. Paragraph a.(1) of Subsection 13. TERMINATION is amended by adding the following to the end thereof:

    Notice shall state the Company's actual reason for the cancellation. The statement of reason shall be sufficiently clear and specific so that the **Assured** can identify the basis of the Company's decision without further inquiry.

2. The following Sections are added to this Bond:

    NONRENEWAL

    a. The Company may elect not to renew this Bond by mailing or delivering to the named **Assured** written notice of nonrenewal at least sixty (60) days prior to the effective date of nonrenewal.

    b. Notice of nonrenewal shall state the Company's actual reason for the action. The statement of reason shall be sufficiently clear and specific so that the **Assured** can identify the basis of the Company's decision without further inquiry.

    MISSOURI PROPERTY AND CASUALTY INSURANCE GUARANTY ASSOCIATION COVERAGE LIMITATIONS

    a. Subject to the provisions of the Missouri Property and Casualty Insurance Guaranty Association Act (to be referred to as the Act), if the Company is a member of the Missouri Property and Casualty Insurance Guaranty Association (to be referred to as the Association), the Association will pay claims covered under the Act if the Company becomes insolvent.

    b. The Act contains various exclusions, conditions and limitations that govern a claimant's eligibility to collect payment from the Association and affect the amount of any payment. The following g limitations apply subject to all other provisions of the Act.

        1. Claims covered by the Association do not include a claim by or against an insured of an insolvent insurer, if the insured has a net worth of more than $25 million on the later of the end of the insured's



most recent fiscal year of the December thirty-first of the year next preceding the date the insurer becomes insolvent; provided that an insured's net worth on such date shall be deemed to include the aggregate net worth of the insured and all its affiliates as calculated on a consolidated basis.

2. Payments made by the Association for covered claims will include only that amount of each claim which is less than $300,000. However, the Association will not

  (a) Pay an amount in excess of the applicable limit of insurance of the policy from which a claim arises; or

  (b) Return to an insured any unearned premium in excess of $25,000.

  These limitations have no effect on the coverage the Company will provide under this Bond.

This Bond will be deemed to have been amended to the extent necessary to effect the purposes and intent of this Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of this Bond or any endorsement to this Bond, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Bond or endorsement provisions comply with the applicable insurance laws of the State of Missouri.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

EXHIBIT 2

RESOLVED, the Board authorizes the officers of the Trust to make any and all payments and to do any and all other acts, in the name of the Trust and its Trustees and officers, as they or any of them may determine to be necessary or appropriate in connection with renewing the Fidelity Bond; and

FURTHER RESOLVED, that the Board authorizes the officers of the Trust to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof; and

FURTHER RESOLVED, that the Board authorizes the officers of the Trust to file or cause to be filed the necessary filings and giving notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.